UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2012

Commission File Number 000-30902

COMPUGEN LTD.
(Translation of registrant’s name into English)

72 Pinchas Rosen Street
Tel-Aviv 69512, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F:

Form 20-F ☑             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Compugen Ltd.

On December 27, 2012, Compugen Ltd. (the “Company” or “Compugen”) entered into the second amendment (the “Amendment”) to that certain funding agreement dated December 20, 2011, as amended on July 24, 2012 (the “Agreement”), with Baize Investments (Israel) Ltd. (“Baize”), pursuant to which Baize agreed to invest an aggregate of $8,000,000 (the “Investment Amount”) in the Company in connection with certain research funding in exchange for a financial interest (the “Participation Interest”) in certain therapeutic monoclonal antibody (“mAb”) product candidates that achieve specific milestones or are licensed out during a period of three years.

Under the terms of the Agreement, mAb product candidates developed against eight specified Compugen-discovered targets in the field of oncology ("Targets") were included in the arrangement and the remaining $5,000,000 of the Investment Amount was due by December 31, 2012.  Pursuant to the Amendment, the number of Targets has been reduced from eight (8) to six (6) and Baize may now pay either $5,000,000 or $7,500,000 on or prior to April 30, 2013, bringing the total Investment Amount to either $8,000,000 or $10,500,000, as the case may be.  In the event that the total Investment Amount is $10,500,000, the number of Targets will revert to the original eight (8).

Under the terms of the Agreement, if the final payment of $5,000,000 was not made on or prior to December 31, 2012, the Company had the right to terminate the Agreement (including Baize’s rights to receive the Participation Interest) and Baize would have received 500,000 Compugen ordinary shares.  Pursuant to the Amendment, if the final payment of $5,000,000 or $7,500,000 is not made on or prior to April 30, 2013, the Company has the right to terminate the Agreement and Baize will not be entitled to any Participation Interest, other than a cumulative maximum total of $1,500,000 on or after May 1, 2013 and Baize will not receive any Compugen shares.

Under the terms of the Amendment, Baize’s right to exchange its Participation Interest for ordinary shares of Compugen after payment by Baize of the full Investment Amount, has been amended as follows:

(i)	the time period during which Baize has such right of exchange, which was from January 1, 2014 through March 31, 2014, has been amended to January 1, 2015 through March 31, 2015, and

(ii)
in the event Baize exercises this right, the number of Compugen ordinary shares to be received by Baize has been amended from 1,454,545 shares to such number of shares determined by dividing  the Net Baize Investment (as defined below), without interest, by the average closing price of the ordinary shares for the 20 trading days prior to the date of such election by Baize, provided however, that if such average closing price is less than $5.50 per share, Compugen shall have the right, but not the obligation, to pay Baize in cash such amount in lieu of any Compugen shares.   “Net Baize Investment” shall mean the total Investment Amount, without interest, reduced by the full amount of any Participation Interest received by Baize prior to such exchange.

A copy of the Amendment is filed as Exhibit 10.1 to this Form 6-K and incorporated by reference herein.

The information contained in this Report, including the exhibit hereto, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3, File No. 333-171655.

Exhibits

Exhibit Number 10.1

Description of Exhibit
Second Amendment, dated December 27, 2012, to the Funding Agreement, dated December 20, 2011, between Baize Investments (Israel) Ltd. and Compugen Ltd, as amended on July 24, 2012.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMPUGEN LTD.

Date: December 27, 2012	By:	/s/ Dikla Czaczkes Axselbrad
Dikla Czaczkes Axselbrad Chief Financial Officer